# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prime Medicine, Inc., CIK 0001894562
CUSIP: 74168J101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 60 First Street, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-23-027015
Filed by CIK 0001755973

## Reporting persons
- Newpath Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,105,679; sole dispositive power 0; shared dispositive power 6,105,679; aggregate amount beneficially owned 6,105,679 (4.7% of the class)
- Newpath Partners GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,105,679; sole dispositive power 0; shared dispositive power 6,105,679; aggregate amount beneficially owned 6,105,679 (4.7% of the class)
- Newpath Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,105,679; sole dispositive power 0; shared dispositive power 6,105,679; aggregate amount beneficially owned 6,105,679 (4.7% of the class)
- Thomas Cahill: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,105,679; sole dispositive power 0; shared dispositive power 6,105,679; aggregate amount beneficially owned 6,105,679 (4.7% of the class)

## Item 1. Issuer
Name of issuer: Prime Medicine, Inc.
Address of issuer's principal executive offices: 60 First Street, Cambridge, MA 02139

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Newpath Partners, L.P. ("Newpath LP");
Newpath GP, L.P. ("Newpath GP LP");
Newpath GP, LLC ("Newpath GP LLC"); and
Thomas Cahill ("Mr. Cahill")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons in:

800 Boylston Street, Suite 2222
Boston, MA 02199
Citizenship:
Newpath LP is a Delaware limited partnership;
Newpath GP LP is a Delaware limited partnership;
Newpath GP LLC is a Delaware limited liability company; and
Mr. Cahill is a United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 131,160,842 shares of Common Stock, par value $0.00001 per share (the "Common Stock") of Prime Medicine, Inc. (the "Issuer") outstanding as of December 5, 2024, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 13, 2024.

Newpath LP directly holds 6,105,679 shares of the Issuer's Common Stock. Newpath GP LP is the general partner of Newpath LP and Newpath GP LLC is the general partner of Newpath GP LP. Mr. Cahill, a member of the Issuer's board of directors, is the managing member of Newpath GP LLC.
Percent of class: 4.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,105,679
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,105,679

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Newpath Partners, L.P.: By: Newpath Partners GP, L.P. By: /s/ Thomas Cahill, Thomas Cahill, Managing Member (02/14/2025)
- Newpath Partners GP, L.P.: By: Newpath Partners GP, LLC By: /s/ Thomas Cahill, Thomas Cahill, Managing Member (02/14/2025)
- Newpath Partners GP, LLC: /s/ Thomas Cahill, Thomas Cahill, Managing Member (02/14/2025)
- Thomas Cahill: /s/ Thomas Cahill, Thomas Cahill (02/14/2025)